TopSpin Medical, Inc.
2 Yodfat Street, Third Floor
North Industrial Area
Lod 71291
Israel
September 10, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TopSpin Medical, Inc. Registration Statement on Form SB-2 Commission File No. 333-144472
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, TopSpin Medical, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form SB-2, Commission File No. 333-144472 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. on Tuesday, September 11, 2007 or as soon thereafter as reasonably practicable.
     In connection with this acceleration request, the Company acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions regarding this request or the Registration Statement to Robert B. Murphy at (202) 220-1454 or David Yoon at (215) 981-4543.

Very truly yours, TopSpin Medical, Inc.
By:	/s/ Eyal Kolka
Eyal Kolka
Chief Financial Officer